EXHIBIT 99.1

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)


MORGAN & COMPANY

Chartered Accountants

NOTICE TO READER

We have compiled the consolidated balance sheet of International Hi-Tech Industries Inc. as at June 30, 2006 and the consolidated statements of operations and deficit, cash flows, and changes in shareholders' equity for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada /s/ Morgan & Company

August 28, 2006 Chartered Accountants


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2006	2005

ASSETS

Current
Cash and cash equivalents	$3,664,037	$1,079,947
Receivables	103,311	103,220
Prepaid expenses	168,751	178,752
Property held for sale (Note 2)	462,575	699,287
	4,398,674	2,061,206

Property, Plant and Equipment (Note 3)	17,134,886	16,927,473
Intangible Assets (Note 4)	1,686,249	1,843,853

	$23,219,809	$20,832,532

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,271,601	$1,000,216
Deposit (Note 5)	450,000	500,000
Accrued interest payable	248,891	240,541
Loans payable (Note 6)	1,867,041	1,550,968
Current portion of long term debt (Note 7)	1,557,780	1,551,539
Current portion of promissory notes payable (Note 8)	371,401	58,240
	5,766,714	4,901,504

Redeemable Preferred Shares (Note 9)	345,579	293,989
Deposits Received Related To Joint Venture Option Agreements	6,240,776	6,240,776
Long Term Debt (Note 7)	4,793,512	4,886,573
Promissory Notes Payable (Note 8)	342,016	638,750
	17,488,597	16,961,592

Contingencies (Note 11)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2006	2005

SHAREHOLDERS' EQUITY

Share Capital (Note 9)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:

  Series 1 - 50,000,000 shares;

  Series 2 - 5,000,000 shares; and

  Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
129,175,065 at June 30, 2006 and 122,175,065 at December 31, 2005 (of which 8,673,984 shares were held in escrow)	$60,747,091	$56,987,431

Contributed Surplus	4,229,464	4,229,464
Deficit Accumulated During The Development Stage	(59,245,343)	(57,345,955)
	5,731,212	3,870,940

	$23,219,809	$20,832,532

Approved by the Board of Directors:

"Owen Anderson"	"Thomas Po"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006

Expenses
Audit and accounting	$64,261	$8,551	$129,235	$32,641	$1,332,485
Corporation and capital taxes	-	-	-	-	536,023
Consulting fees	57,023	89,725	98,143	328,414	2,891,179
Depreciation and amortization	182,645	202,487	363,573	404,946	8,036,746
Directors' and officers' fees	56,000	56,000	101,220	98,072	1,569,649
Finders', loan guarantee and commitment fees	-	-	42,500	341	3,700,035
Foreign exchange	(1,021)		2,001		1,266,526
General	48,272	59,397	142,853	139,184	3,113,293
Insurance	36,901	4,140	65,217	21,833	625,930
Interest	141,852	448,042	274,257	573,304	6,140,785
Investor relations	18,000	3,714	36,000	7,412	473,881
Legal	120,148	84,,200	178,833	127,077	6,034,588
Office rent	25,500	25,500	51,000	52,732	1,039,622
Product representation costs	61,850	46,389	37,390	61,389	2,500,011
Promotion and presentation	13,173	45,765	101,855	57,396	491,299
Property taxes	32,938	21,143	70,709	26,699	1,361,408
Repairs and maintenance	29,654	14,384	44,011	34,182	863,120
Stock based compensation (Note 9)	-	-	-	-	3,924,464
Telephone, fax and cellular	7,042	14,384	14,466	20,646	671,978
Transfer agent and filing fees	9,106	8,988	46,590	21,798	496,711
Travel and business promotion	18,927	20,801	64,260	58,848	3,598,314
Wages and benefits	345,981	258,876	641,355	496,391	6,235,792
	1,268,252	1,409,579	2,518,978	2,559,305	56,903,839
Less: Interest and other income	(17,207)	(70,004)	(25,222)	(151,950)	(3,012,687)

Loss From Operations - carried forward	(1,251,045)	(1,339,575)	(2,493,756)	(2,407,355)	(53,891,152)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006

Loss From Operations - brought forward	$(1,251,045)	$(1,339,575)	$(2,493,756)	$(2,407,355)	$(53,891,152)

Deferred Project Development Cost Written Down	-	-	-	-	(4,638,737)
Gain On Cancellation Of License Rights	-	-	-	-	7,276,101
Foreign Exchange Gain On Cancellation Of License Rights	-	-	-	-	1,035,200
Gain On Termination Of Option	-	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	-	-	1,216,580
Gain On Sale Of Property (Note 2)	594,368	-	594,368	-	594,368
Legal Settlement	-	-	-	-	(200,000)
Write Down Of Note Receivable And Interest	-	-	-	-	(382,936)
Write Down Of Property, Plant And Equipment (Note 3)	-	-	-	-	(6,833,188)

Net Loss For The Period Before Non-Controlling Interest	(656,677)	(1,339,575)	(1,899,388)	(2,407,355)	(55,563,774)
Non-Controlling Interest	-	-	-	-	(1,814,403)

Net Loss For The Period	(656,677)	(1,339,575)	(1,899,388)	(2,407,355)	$(57,378,177)
Preferred Share Dividends	-	-	-	-

Net Loss Available To Common Shareholders	$(656,677)	$(1,339,575)	$(1,899,388)	$(2,407,355)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006

Income (Loss) Per Share, Basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted Average Common Shares Outstanding	125,175,065	112,120,120	127,164,015	109,661,253

The accompanying notes are an integral part of these financial statements.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006

Cash Flows From Operating Activities
Net loss for the period	$(656,677)	$(1,339,575)	$(1,899,388)	$(2,407,355)	$(57,378,177)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Unrealized exchange adjustment on notes receivable	-	-	-	-	273,569
Accrued interest on notes receivable	-	-	-	-	(461,341)
Accrued interest on promissory notes payable	8,247	5,281	16,427	7,292	38,417
Accrued interest on other long term financing agreement (Note 7)	-	-	-	-	107,339
Amortization of discount on redeemable preferred shares	32,542	17,953	51,590	46,434	725,719
Interest on redeemable preferred shares	-	299,310	-	299,310	299,310
Gain on cancellation of license rights	-	-	-	-	(7,275,501)
Realized exchange gain on cancellation of license rights	-	-	-	-	(1,035,200)
Gain on issue of treasury shares by subsidiary company	-	-	-	-	(1,216,580)
Shares issued for loan guarantee and commitment fees	-	-	-	-	1,792,315
Non-controlling portion of income (loss) in subsidiary	-	-	-	-	1,814,403
Loss on renegotiation of asset under capital lease	-	-	-	-	3,563
Write down of deferred project development costs	-	-	-	-	4,638,737


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006

Write down of note receivable	$-	$-	$-	$-	$382,936
Write down of property, land and equipment	-	-	-	-	6,833,188
Stock based compensation	-	-	-	-	3,924,464
Depreciation and amortization	182,645	202,487	363,573	404,946	8,036,746
(Increase) Decrease in assets
Receivables	(56,669)	(20,000)	(91)	122,128	(103,311)
Prepaid expenses	-	(81,951)	10,001	(56,748)	(168,753)
Loan receivable	1,876,928	-	-	-	-
Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	54,667	(174,332)	271,385	1,665	1,271,603
Accrued interest payable	4,175	4,175	8,350	8,350	248,891
Deposit	-	-	(50,000)	-	450,000
Net Cash Used In Operating Activities	1,445,858	(1,086,652)	(1,228,153)	(1,573,978)	(36,797,663)

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(322,687)	(89,340)	(413,382)	(165,144)	(30,910,808)
Sale of property, plant and equipment	236,712	-	236,712	-	236,712
Acquisition of intangible assets	-	-	-	-	(3,152,068)
Project development costs	-	-	-	-	(4,638,737)
Notes receivable	-	-	-	-	(1,385,419)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	-	(146,418)
Net Cash Used In Investing Activities	(85,975)	(89,340)	(176,670)	(165,144)	(40,303,512)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006

Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$3,759,660	$-	$3,759,660	$-	$52,698,073
Share subscriptions rec'd.	(3,601,328)		-		-
Issuance of preferred shares	-	-	-	-	6,256,703
Redemption of preferred shares	-	(79,450)	-	(679,450)	(679,450)
Dividends paid	-	-	-	-	(1,560,392)
Contributed surplus	-	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	-	-	-	(2,339,642)
Cash deposits received related to joint venture option agreements	-	-	-	-	15,741,733
Increase in amount due to related parties	-	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	-	(1,848,483)
Increase in loans payable	1,779,541		316,073		3,928,009
Repayment in loans payable	-	-	-	-	(2,060,968)
Repayment of advances payable	-	-	-	-	(363,021)
Increase in advances payable	-	-	-	-	363,021
Repayment of long term debt	(49,391)	(9,535)	(86,820)	(60,525)	(4,108,031)
Increase in long term debt	-	-	-	-	10,167,358
Proceeds from mortgages payable	-	-	-	-	3,105,160
Repayment of mortgages payable	-	(68,085)	-	(135,704)	(3,105,160)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006

Increase in promissory notes payable	$-	$173,000	$-	$323,000	$675,000
Increase in project advance payable	-	-	-	-	-
Repayment of project advance payable	-	-	-	-	-
Net Cash Provided By (Used In) Financing Activities	1,888,482	1,028,430	3,988,913	459,821	80,765,212

Net Increase (Decrease) In Cash and Cash Equivalents	3,248,365	(147,562)	2,584,090	(1,279,301)	3,664,037

Cash and Cash Equivalents, Beginning Of Period	415,672	758,291	1,079,947	1,890,030	-

Cash and Cash Equivalents, End Of Period	$3,664,037	$610,729	$3,664,037	$610,729	$3,664,037

Supplemental Disclosure Of Cash Flow Information
Stock based compensation (Note 9)	$-	$-	$-	$-	$3,924,464
Interest paid	$96,888	$-	$197,890	$-	$3,529,009
Taxes paid	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

							NON-
							CONTROLLING	DEFICIT
	COMMON STOCK		PREFERRED STOCK				INTEREST	ACCUMULATED
	NUMBER		NUMBER		SHARE		DEFICIT	DURING THE
	OF		OF		SUBSCRIPTIONS	CONTRIBUTED	RELATING TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	RECEIVED	SURPLUS	DIVIDENDS	STAGE	TOTAL

Balance, December 31, 2002	102,531,371	$53,546,611	2,261,114	$2,040,003	$-	$305,000	$(21,882)	$(27,741,395)	$28,128,337

Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	-	(10,530,573)	(10,530,573)

Balance, December 31, 2003	104,272,429	55,586,614	-	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383

Issuance of common stock	250,000	70,000	-	-	-	-	-	-	70,000
Issuance of common stock in exchange for a loan guarantee (Note 9)	2,652,636	318,317	-	-	-	-	-	-	318,317
Stock based compensation (Note 9)	-	-	-	-	-	578,564	-	-	578,564
Non-controlling interest	-	-	-	-	-	-	1,439,330	-	1,439,330
Net loss	-	-	-	-	-	-	-	(10,880,654)	(10,880,654)

Balance, December 31, 2004	107,175,065	55,974,931	-	-	-	883,564	-	(49,277,555)	7,580,940

Issuance of common stock	15,000,000	1,012,500	-	-	-	-	-	-	1,012,500
Stock based compensation	-	-	-	-	-	3,345,900	-	-	3,345,900
Net loss	-	-	-	-	-	-	-	(8,068,400)	(8,068,400)

Balance, December 31, 2005	122,175,065	56,987,431	-	-	-	4,229,464	-	(57,345,955)	3,870,940


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

							NON-
							CONTROLLING	DEFICIT
	COMMON STOCK		PREFERRED STOCK				INTEREST	ACCUMULATED
	NUMBER		NUMBER		SHARE		DEFICIT	DURING THE
	OF		OF		SUBSCRIPTIONS	CONTRIBUTED	RELATING TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	RECEIVED	SURPLUS	DIVIDENDS	STAGE	TOTAL

Balance, December 31, 2005	122,175,065	$56,987,431	-	$-	$-	$4,229,464	$-	$(57,345,955)	$3,870,940

Issuance of common stock (Note 9)	7,000,000	3,780,060	-	-	-	-	-	-	3,780,060
Share subscriptions receivable (Note 9)	-	(20,400)	-	-	-	-	-	-	(20,400)
Net Loss	-	-	-	-	-	-	-	(1,899,385)	(1,899,385)

Balance, June 30, 2006	129,175,065	$60,747,091	-	$-	$-	$4,229,464	$-	$(59,245,340)	$5,731,215


The accompanying notes are an integral part of these consolidated financial statements


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Ability to Continue

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely pre-manufactured customized panels, including floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit as at June 30, 2006 of $59,245,340 which includes a net loss for the six months ended June 30, 2006 of $1,899,385. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long-term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Above conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI International Construction Inc. (73% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Basis of Consolidation (Continued)

During the years ended December 31, 2003 and 2002, the Company paid dividends to non-controlling shareholders of subsidiaries. Dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., less the non-controlling shareholders share of income of IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $1,439,330 at December 31, 2003. These amounts were recorded as a reduction to shareholders' equity in 2003 as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary. The amount was fully recovered in 2004 and, as at December 31, 2004, the Company recorded a non-controlling interest of $18,748 on its consolidated balance sheet.

c) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places their cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits. Included in cash and cash equivalents at June 30, 2006 is $150,034 held in trust pursuant to a garnishing order filed by the claimants relating to a lawsuit filed against the Company as described in Note 11(b).

d) Deferred Project Development Costs

The Company defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program. These costs are to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs. No deferred project development costs were capitalized during 2006, 2005 and 2004.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Computer equipment	30%
Office furniture and equipment	20%
Other machinery and equipment	20%
Paving	8%


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Property, Plant and Equipment (Continued)

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost. Buildings have not been amortized as commercial production at full capacity rates has not yet commenced at June 30, 2006.

f) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

g) Stock Based Compensation

The Company's stock-based compensation plan is described in Note 9.

The Company has adopted the recommendations of CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments" ("HB 3870") to account for stock based transactions with officers, directors, and outside consultants. Accordingly the fair value of stock options is charged to operations as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant; the fair value of options which vest in future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital. The fair value of stock options is assessed using the Black-Scholes Option Pricing Model. The Company adopted the amended recommendation of HB 3870 effective January 1, 2004 on a retroactive basis without restatement. The effect of this change in accounting policy had no effect on the consolidated financial statements.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

i) Joint Ventures

At the present time, the Company does not have any active joint venture ownership interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

j) Deposits Received Related to Joint Venture Option Agreements and Gain on Cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

k) Foreign Currency Transactions

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expenses at the rate in effect during the applicable accounting period.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Foreign Currency Transactions (Continued)

The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operations in the current period.

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 27,200,000 (2005 - 20,200,000; 2004 - 5,200,000; 2003 - 34,500,000) common shares on the exercise of stock options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, deposit, accrued interest payable, loans payable, long term debt, promissory note payable and redeemable preferred shares. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable preferred shares was calculated using a discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

n) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become fully redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares were originally recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense. During the year ended December 31, 2005, $679,450 (2004 and 2003 - $Nil) of the Class B preferred shares were redeemed. (Note 9)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and the recording of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included property, plant and equipment, real estate, intangible assets and future income taxes.

p) Property Held for Sale

Property held for sale is recorded at the lower of cost and net realizable value, and is classified as a current asset.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

2. PROPERTY HELD FOR SALE

Property held for sale consists of three (December 31, 2005 - four) parcels of land no longer needed for corporate purposes. The property is currently listed on the market and is expected to sell within the next fiscal year. One parcel was sold during the period ended June 30, 2006.

3. PROPERTY, PLANT AND EQUIPMENT

	JUNE 30, 2006
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$2,829,509	$-	$2,829,509
Paving	53,533	13,431	40,102
Automotive	152,703	141,204	11,499
Office furniture and equipment	318,568	282,200	36,367
Computer equipment	205,888	155,706	50,182
Other machinery and equipment	5,956,011	4,248,775	1,707,236
Building	18,749,990	6,290,000	12,459,990

	$28,266,202	$11,131,316	$17,134,886


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

	DECEMBER 31, 2005
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$2,800,007	$-	$2,800,007
Paving	53,533	11,760	41,773
Automotive	152,703	139,174	13,529
Office furniture and equipment	318,568	277,881	40,687
Computer equipment	185,612	147,450	38,162
Other machinery and equipment	5,952,111	4,059,082	1,893,029
Building	18,390,286	6,290,000	12,100,286

	$27,852,820	$10,925,347	$16,927,473

Other machinery and equipment includes assets acquired under capital lease with an original cost of $842,109 (2005 - $842,109). Accumulated amortization provided on this other machinery and equipment totalled $672,147 (2005 - $653,263).

In 2004, as a result of the litigation discussed in Note 11(b), the Company had been unable to complete its Hopcott Road production facility to the point where commercial operations could be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Company's building and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down in 2004 (2006 and 2005 - $Nil).

4. INTANGIBLE ASSETS

	JUNE 30, 2006
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,952,068	$1,265,819	$1,686,249
License rights	200,000	200,000

	$3,152,068	$1,465,819	$1,686,249



INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

4. INTANGIBLE ASSETS (Continued)

	DECEMBER 31, 2005
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,952,068	$1,118,215	$1,833,853
License rights	200,000	190,000	10,000

	$3,152,068	$1,308,215	$1,843,853

5. DEPOSIT

During the year ended December 31, 2005, the Company received $500,000 which represents the initial license fee payment made to induce the Company to enter into an interim agreement and to negotiate the formal business arrangements of the interim agreement to allow the Company to enter into a business venture with Hi-Tech Canada Development Inc., a company with a director in common, that would involve the use of certain technology licensed to the Company. During the period ended March 31, 2006, the Company refunded $50,000 to Hi-Tech Canada Development Inc. for overpayment of initial license fee. As at June 30, 2006, the interim agreement had not been finalized and there are no specific terms of repayment.

6. LOANS PAYABLE

	JUNE 30	DECEMBER 31
	2006	2005

Unsecured and repayable on demand to a company controlled by the family of a Director with interest at 20% per annum.	$-	$1,463,468

Unsecured and repayable on demand at various interest rates	1,867,041	87,500

	$1,867,041	$1,550,968


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

7. LONG TERM DEBT

	JUNE 30	DECEMBER 31
	2006	2005

Obligations Under Capital Lease

Various Lease Obligations
Weighted average interest at 8.5% (2004 - 17.64%), maturing in November 2008, combined monthly lease payments of principal and interest of $1,332.	$39,423	$45,432

Other Long Term Obligations

Mortgage Payable
Interest at 7% per annum, maturing September 1, 2007, monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate and an officer guarantee (Note 9(c)).	4,305,427	4,363,430

Other Mortgages
Weighted average interest at 7.75% (2005 - 7.75%), maturing between April 2006 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by real estate.	931,798	954,606

Other long term financing agreements
Weighted average interest at 12.00% (2005 - 12.00%), collateralized by equipment, matured in 2004 with combined monthly payments of principal and interest of $51,326. A portion of these amounts are presently under dispute, see Note 11(b) for further details.	1,074,644	1,074,644
	6,311,869	6,392,680
	6,351,292	6,438,112
Less: Current portion	1,557,780	1,551,539

	$4,793,512	$4,886,573


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

7. LONG TERM DEBT (Continued)

The principal payments required on obligations under capital lease and long term debt is approximately as follows:

		OTHER
	CAPITAL	LONG TERM
	LEASES	OBLIGATIONS	TOTAL

1-12 Months	$13,176	$1,544,604	$1,557,780
13-24 Months	14,324	4,234,370	4,248,694
25-36 Months	11,923	54,659	66,582
Thereafter	-	478,236	478,236
	$39,423	$6,311,869	$6,351,292

8. PROMISSORY NOTES PAYABLE

	JUNE 30	DECEMBER 31
	2006	2005

Promissory note payable, is unsecured, payable on or before August 27, 2006, accrues interest at 12% per annum, and is due to company controlled by a Director.	$50,000	$50,000

Promissory note payable, is unsecured, payable on or before February 22, 2007, and accrues interest at prime per annum. At December 31, 2005 the prime rate was 5.00%	50,000	50,000

Promissory notes payable, are unsecured, payable on or before March 17, 2007 to December 28, 2007, and accrue interest at 4% per annum.	475,000	475,000

Promissory note payable, is unsecured, payable on or before July 11, 2007, and accrues interest at 5% per annum.	100,000	100,000
	675,000	675,000
Total accrued interest	38,417	21,990
	713,417	696,990
Less: Current portion	371,401	58,240

	$342,016	$638,750


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

9. SHARE CAPITAL

a) Share Capital

On May 9, 2006, the Company completed a private placement for 7,000,000 units. Each unit consists of one common share and one share purchase warrant, with each warrant exercisable to purchase one common share of the Company at a price of $0.80 for a two year period. As at June 30, 2006, $3,759,660, net of share issuance costs of $419,940, was received towards this share issuance. As at June 30, 2006, share subscriptions receivable of $20,400 are outstanding.

b) Escrow Shares

As at June 30, 2006, included in the Company's issued and outstanding shares, 6,505,488 (2005 - 8,673,984) were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the Company and an associate of the president. On January 18, 2000, upon approval by the TSX Venture Exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

c) Shares Issued in Exchange for a Loan Guarantee

On November 12, 2004 the Company issued 2,652,636 common shares to a company controlled by the Company's Chief Operating Officer in exchange for his guarantee on a first mortgage (Note 6). As these common shares were issued for consideration other than cash, the shares were recorded at the quoted market value of the Company's common shares on the agreement date and recorded as a 2004 expense.

d) Stock Options

In accordance with the policies of the TSX-V, the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

d) Stock Options (Continued)

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

As at June 30, 2006, the Company had outstanding options for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

5,200,000	$0.20	October 6, 2008

There were no stock options granted during the six months ended June 30, 2006.

e) Share Purchase Warrants

As at June 30, 2006, the Company had outstanding share purchase warrants for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

15,000,000	$0.10	May 31, 2007
7,000,000	$0.80	May 9, 2008

There were no share purchase warrants issued during the six months ended June 30, 2006.

f) Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech, has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become fully redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

f) Class B Preferred Shares of the Subsidiary (Continued)

	REDEMPTION		CARRYING
	VALUE	DISCOUNT	VALUE

Balance, January 1, 2003	$1,100,000	$(905,792)	$194,208

Amortization of discount	-	194,098	194,098

Balance, December 31, 2003	1,100,000	(711,694)	388,306

Amortization of discount	-	194,098	194,098

Balance, December 31, 2004	1,100,000	(517,596)	582,404

Redemption of preferred shares	(679,450)	-	(679,450)
Unamortized discount charged to interest expense as a result of the redemption of preferred shares prior to maturity	-	299,310	299,310
Amortization of discount	-	91,725	91,725

Balance, December 31, 2005	420,550	(126,561)	293,989

Amortization of discount	-	51,590	51,590

Balance, June 30, 2006	$420,550	$(74,971)	$345,579

10. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are set out below.

During the six months ended June 30, 2006, the Company paid the following:

a) $36,000 (June 30, 2005 - $36,000) for management fees to a company controlled by the family of an officer.

b) $39,000 (June 30, 2005 - $39,000) for rent to a company controlled by a relative of an officer.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (Continued)

c) $65,217 (June 30, 2005 - $16,072) for directors and officers fees.

d) $Nil (June 30, 2005 - $115,573) for consulting services to a company controlled by the family of an officer.

e) $9,898 (June 30, 2005 - $Nil) for consulting services to a company controlled by a director.

f) $5,057 (June 30, 2005 - $97,480) for professional services to a law firm in which an officer is a partner.

g) $50,000 (June 30, 2005 - $50,000) is included in promissory notes payable from a company controlled by an officer (Note 8).

h) $5,575,435 (June 30, 2005 - $5,575,435) is included in deposits received related to joint venture option agreements from companies controlled by the family of an officer and companies with a director in common.

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company.

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

11. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company with companies controlled by a Director's family and, for which the Company has received payments totalling US$1,900,000 in cash and cash equivalents, provided that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partners have the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. As at December 31, 2005, this contingency amounted to $3,906,017 (2004 - $3,256,005). The Company has delivered a general security agreement to its joint venture partners to collateralize the Company's obligations.

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Company for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs (see Note 3). The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position that Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. The outcome of these matters is not presently determinable.

c) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.